SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TECH LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

878249101

(CUSIP Number)

Thomas A. Rose, Esq., 61 Broadway, 32nd Floor: New York New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  5 Pages)

CUSIP No. 878249101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Frank P. Crivello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 210,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 878249101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Tech Laboratories, Inc., a New Jersey Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202.

Item 2. Identity and Background.

This statement is being filed by Mr. Frank P. Crivello (“Mr. Crivello”). The acquisition of shares reported in this Schedule 13D were made by (i) Mr. Crivello’s Simplified Employee Pension Individual Retirement Account (the “Crivello SEP IRA”) and (ii) Crivello Group, LLC, of which Mr. Crivello is the Managing Member (“CG”) Mr. Crivello’s principal occupation is as Managing Member of CG. Mr. Crivello’s business address is 3408 Dover Road, Pompano Beach, Florida 33062.

During the past five years, Mr. Crivello has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crivello is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Crivello SEP IRA and CG each exchanged all of the shares of common stock which it beneficially owned in Renewal Fuels, Inc., a corporation formed under the laws of Delaware (“Renewal”), for an aggregate of 210,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”). The Crivello SEP IRA received 200,000 shares of Preferred Stock and CG received 10,000 shares of Preferred Stock.

On April 20, 2007, the Issuer entered into and closed a merger agreement with Renewal (the “Merger Agreement”) and Renewal Fuels Acquisitions, Inc., a wholly-owned subsidiary of the Issuer (“Acquisitions”). Pursuant to the Merger Agreement, Acquisitions was merged with and into Renewal and the former shareholders of Renewal were issued an aggregate of 343,610 shares of Preferred Stock. Each share of Preferred Stock was immediately convertible into 11.725 shares of Issuer’s common stock at the option of the holder. Upon approval of the merger transaction by the shareholders of the Issuer, each share of Preferred Stock was be convertible into an additional 988.275 shares of Issuer’s common stock, or an aggregate of 1,000 shares of common stock for each share of Series A Convertible Preferred Stock. On June 21, 2007, after obtaining shareholder approval, each share of Preferred Stock was converted into 1,000 shares of Issuer’s common stock.

As a result of the foregoing, Mr. Crivello currently beneficially holds 210,000,000 shares of the Issuer.

Item 4. Purpose of Transaction.

As described above, Mr. Crivello’s acquisition of these shares was part of the Merger Agreement by which Acquisitions was merged with and into Renewal in exchange for 343,610 of the Issuer’s Series A Convertible Preferred Stock. As part of the completed transaction, Issuer acquired the Renewal and its operations.

Prior to this transaction, Issuer was a shell company. Subsequent to this combination, Issuer is primarily engaged in the designing, developing, manufacturing and marketing personal biodiesel processing equipment and accessories to convert used and fresh vegetable oil into clean-burning biodiesel.

CUSIP No. 878249101	13D	Page 4 of 5 Pages

Notwithstanding the foregoing transactions, Mr. Crivello does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of July 2, 2007, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Crivello is 210,000,000 shares or 58.8%. Mr. Crivello has the sole power to vote or dispose of all of his respective shares. Mr. Crivello has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Crivello and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Agreement and Plan of Merger, dated April 20, 2007, among Tech Laboratories, Inc., Renewal Fuels Acquisitions, Inc. and Renewal Fuels, Inc incorporated by reference to Exhibit 10.1 of the Form 8-K filed on April 26, 2007.

CUSIP No. 878249101	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 3, 2007	/s/ Frank P. Crivello
Frank P. Crivello